SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of December 4, 2008 — Announcement of prospectus publication.

Press Release of December 10, 2008 — Announcement of successful launch of a €500 million bond.

Press Release of December 11, 2008 — Announcement of completion of the acquisition of Socib S.p.A.

Press Release of December 12, 2008 — Announcement of new Strategy and Business Development Director and Chief Financial Officer.

Press Release of December 19, 2008 — Announcement of damages to production plant in Nigeria.

Press Release of December 29, 2008 — Announcement of existing shareholders’ agreement extension.

Press Release of January 14, 2009 — Announcement of scheduling of full year 2008 financial results and conference call date.

Press Release of February 17, 2009 — Results for the full year ended December 31, 2008 (IFRS).

Coca-Cola Hellenic Bottling Company S.A.

announces publication of Prospectus

Athens, Greece – 4 December 2008 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic) announced today that the following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 1 December 2008 relating to a Base Prospectus dated 18 June 2008 for the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. as issuers and Coca-Cola HBC Finance plc, Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. as guarantors, incorporating by reference the press release dated 5 November 2008  relating to the interim results of Coca-Cola Hellenic Bottling Company S.A for the nine months ended 26 September 2008.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5301J_1-2008-12-4.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Base Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Supplementary Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

For further information, please contact:

Coca-Cola Hellenic Corporate Treasury Department Bart Jansen	Tel: +30 210 618 3123 e-mail: bart.jansen@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the successful launch of a €500 million bond

Athens, Greece – 10 December 2008 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic) announced today the successful launch of a Euro bond issue of €500 million.

The proceeds of this transaction will allow Coca-Cola Hellenic to extend its maturity profile. This €500 million bond, which offers a 7.875% coupon, attracted almost €2 billion in orders and has been placed with a diversified investor base.

The bonds are issued by Coca-Cola HBC Finance B.V. and guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance Plc. The bonds will be listed on the London Stock Exchange.

Settlement of the transaction is on 17 December 2008 and the bonds will mature on 15 January 2014.

Coca-Cola Hellenic is rated A (negative outlook) by Standard & Poor’s and A3 by Moody’s Investor Services. Credit Suisse, HSBC and ING Bank acted as joint lead managers of the issue.

ENQUIRIES

Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact:
Financial Dynamics US
David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces completion of the acquisition of Socib S.p.A. -

the second largest Coca-Cola franchise bottler in Italy

Athens, Greece – 11 December 2008 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic) announced today the completion of the acquisition of 100% of Socib S.p.A. (Socib), the second largest Coca-Cola franchise bottler in Italy.

The aggregate consideration for the transaction is €264.5 million (including debt but excluding acquisition costs). The consideration is subject to certain post-closing adjustments. We expect the transaction to have a negligible impact on earnings in 2008.

The acquisition of Socib will expand Coca-Cola Hellenic’s footprint in Italy through the addition of five regions in Southern Italy with a population of nearly 14 million. The acquisition of Socib will also increase Coca-Cola Hellenic’s sales volume in Italy by approximately 25%.

In connection with the completion of the acquisition, Socib’s former CEO, Fabrizio Capua, has been appointed Chairman of Coca-Cola Hellenic’s enlarged Italian business while Dario Rinero, Coca-Cola Hellenic’s current Managing Director in Italy, has assumed executive responsibility for the entire Italian operations.

ENQUIRIES

Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact:
Financial Dynamics US
David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of the macro-economic environment and global oil prices on our business and financial condition, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

announces appointment of new Strategy and Business Development

Director and Chief Financial Officer

Athens, Greece – 12 December 2008 - Coca-Cola Hellenic Bottling Company S.A.  (‘Coca-Cola Hellenic’ or ‘the Group’) announced today that Mr. Nik Jhangiani will be appointed to the new position of Strategy and Business Development Director, reporting directly to Mr. Doros Constantinou, Managing Director.  Mr. Jhangiani’s new responsibilities will focus on identifying broader strategic initiatives for Coca-Cola Hellenic to explore new growth and value enhancing opportunities across the Group’s product and geographic portfolio.

Mr. Robert Murray, currently Deputy Chief Financial Officer will assume Mr. Jhangiani’s existing responsibilities, and become Chief Financial Officer.  Mr. Murray has held several key senior positions since joining the Coca-Cola system in 1987 and has a record of driving operational excellence and tight cost control.

Both appointments will be effective 1 January 2009.

Mr. Doros Constantinou, Managing Director of Coca-Cola Hellenic, said “I am delighted to announce today’s important management appointments which highlight the success of our commitment to developing and transferring talent within our business, and the strength of our organisational planning.

During his four and a half years as Chief Financial Officer, Nik has significantly contributed to the growth and development of Coca-Cola Hellenic.  In his new position, Nik will explore more proactively the right strategic initiatives to leverage the Group’s strengths and capture the opportunities that lie ahead to secure new avenues of future earnings growth and shareholder value creation.

Rob has worked closely with Nik over the past 6 months in his capacity as Deputy CFO, already contributing significantly to a number of group-wide finance initiatives. Having spent over 20 years in the Coca-Cola bottling system, I am confident that Rob’s strong operational and financial experience, successful track record as a country General Manager and proven leadership skills will add continued value to Coca-Cola Hellenic”.

Biography of Robert Murray

Robert began his association with The Coca-Cola system in 1987, when he joined the Coca-Cola Bottling Company of New York, as Controller of Operations, Director of Purchasing and CFO for the BevServ Division.

In 1997, he joined Coca-Cola Amatil in Vienna as Business Planning Manager for Europe and then Vending Manager. Having acquired significant cross-functional experience, Robert was appointed General Manager in Hungary in 2001, where under his leadership, the operation achieved significant top-line growth and a successful turnaround in profitability.

In 2006, he was appointed General Manager in Switzerland, where he oversaw the implementation of an enhanced route-to-market strategy, supporting improved sales effectiveness and volume and profitability growth in the country. Robert holds a diploma of Business Administration and Accounting from George Washington University.  Robert was appointed Deputy Chief Financial Officer in October 2008 and has been working closely alongside Mr. Jhangiani since July 2008.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact:
Financial Dynamics US
David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces damages to production plant in Nigeria

Athens, Greece – 19 December 2008 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic) announced today that one production plant of its subsidiary Nigerian Bottling Company plc in Benin City, Nigeria, has been substantially damaged after a fire broke out yesterday. There were no injuries or casualties resulting from the incident.

Coca-Cola Hellenic is working closely with its insurers to assess the full extent of the damage sustained to the plant.  While the incident is being investigated, Nigerian Bottling Company is coordinating contingency plans to continue supplying customers and serving consumers in the Benin region.

Nigerian Bottling Company operates 13 production plants across Nigeria, supplying more than 200,000 customer outlets.  Nigerian Bottling Company has been operating in Nigeria since 1951 and is one of the largest employers in Nigeria.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces extension of existing shareholders’ agreement

Athens, Greece – December 29, 2008 – Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’, ‘the Company’) announced today that its two major shareholders, Kar-Tess Holding S.A. and The Coca-Cola Company, have agreed to extend their existing shareholders’ agreement until 31 December 2018.  This demonstrates the strong commitment of both shareholders to continue to support Coca-Cola Hellenic for the long-term.

Among the key elements of the amended shareholders’ agreement is the restriction on the sale of Coca-Cola Hellenic’s ordinary shares owned by Kar-Tess Holding S.A. and The Coca-Cola Company.  Under the terms of the new agreement, the combined shareholdings of Kar-Tess Holding S.A. and The Coca-Cola Company will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter.

Doros Constantinou, Managing Director of Coca-Cola Hellenic commented: “We are very pleased with the renewed long-term commitment of our major shareholders which reflects a continuation of the strong support and commitment to our vision for driving sustainable growth and value accretion. Since the inception of the Company in 2000, Coca-Cola Hellenic has been transformed in terms of scale and breadth of operations, market capitalisation and diversity of ownership, and we are delighted with the endorsement we have received today from Kar-Tess Holding S.A. and The Coca-Cola Company.”

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com
European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts

Full Year 2008 results on Tuesday, 17 February 2009

Athens, Greece –14 January 2009 – Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic, Hellenic) announced today that it will release fourth quarter and full year 2008 results on Tuesday 17 February 2009 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release and presentation slides will be available as of that time on our website: www.coca-colahellenic.com.

Hellenic’s management will host a conference call with financial analysts and investors discussing the results, on:

Date:	Tuesday, 17 February 2009

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial

0800 953 0329

Other Intl’ participants please dial

+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log into www.coca-colahellenic.com for a live audio webcast of the conference call.

Please dial in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including February 24th, 2009

Greek and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the internet at www.coca-colahellenic.irevents.com. This service will be available until March 3rd, 2009.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

RESULTS FOR THE FULL YEAR ENDED 31 DECEMBER 2008 (IFRS)

FULL YEAR 2008 HIGHLIGHTS

•                  Volume of 2,116 million unit cases, 5% above 2007. Net sales revenue rose to €6,981 million, 8% above 2007.

•                  During the fourth quarter, a non-cash impairment charge of €189 million was recognised to reduce the carrying amount of intangible assets relating to our Irish operations and the Fresh & Co. juice business in Serbia.

•                  On a comparable basis, operating profit (EBIT) of €660 million, 6% below prior year.

•                  On a comparable basis, net profit of €425 million, 10% below prior year, and earnings per share of €1.16, 11% below prior year.

FOURTH QUARTER HIGHLIGHTS

•                  Volume of 492 million unit cases, 6% above 2007. Net sales revenue rose to €1,592 million, 9% above 2007.

•                  On a comparable basis, operating profit (EBIT) of €61 million, 30% below prior year.

•                  On a comparable basis, net profit of €3 million, 93% below prior year.

Note: Financial indicators on a comparable basis exclude the recognition of the non-cash impairment charge to intangible assets, non-recurring items and the results of Socib S.p.A. in 2008 as presented below.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“Over the course of 2008, Coca-Cola Hellenic maintained a solid increase in revenue of 8% versus the prior year, accelerating to 9% in the fourth quarter. Similarly, we achieved volume growth of 5% in the full year and 6% in the quarter with growth across all product categories and reporting segments.  While trading conditions were difficult, we grew market share in most of our countries demonstrating the strength of our operating model, diverse brand portfolio and unrivalled route-to-market systems.

A rapid devaluation in currencies since the beginning of November in a number of our key markets led to a decline in comparable fourth quarter EBIT and a shortfall against our latest profit targets.  For the full year, deteriorating economic conditions and unfavourable summer weather led to softer than expected volume growth, particularly in the higher margin immediate consumption channel. These factors together with higher commodity costs resulted in lower comparable operating profit for the full year.

We expect the business environment in 2009 to remain highly challenging. Given the recent significant volatility of currencies in many of our territories and frequent revisions to official economic forecasts, we do not believe it would be meaningful to provide an earnings outlook for 2009.  Some of the anticipated adverse factors will be mitigated by easing input cost pressures and further cost reduction programmes that will improve the flexibility of our cost base while strengthening our competitive position in the market place. In addition, our well-invested infrastructure, together with a more intense focus on working capital will enable us to significantly improve cashflow generation and maintain our existing dividend policy.  I remain confident that the underlying strength of our business and robust capital structure leaves us well placed for both the near and long term.”

Reconciliation of Reported to Comparable Financial indicators

Group Financial Results 2008	Full year				Fourth quarter
(numbers in € million except per share data)	Volume	EBIT	Net profit*	EPS	Volume	EBIT	Net profit*	EPS
Reported results	2,115.5	454.6	227.6	0.62	492.1	(144.9)	(194.8)	(0.53)
Acquisition of Socib S.p.A., Italy	(2.8)	0.9	1.0	—	(2.8)	0.9	1.0	—
Impairment of intangible assets	—	189.0	189.0	0.52	—	189.0	189.0	0.52
Effect of fire in Benin, Nigeria	—	15.8	7.4	0.02	—	15.8	7.4	0.02
Comparable results	2,112.7	660.3	425.0	1.16	489.3	60.8	2.6	0.01

* Net profit attributable to shareholders

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) achieved comparable earnings per share of €1.16 in 2008, a decline of 11% versus the prior year. Net sales revenue grew 8% in 2008, successfully cycling 15% growth in 2007. Despite this solid top line performance, a difficult economic environment and adverse summer weather led to volumes falling short of expectations at the beginning of the year and contributed to negative channel mix and reduced operating leverage.  These factors, combined with higher commodity costs resulted in comparable operating profit declining by 6% in 2008.

As previously communicated, in the fourth quarter Coca-Cola Hellenic continued to implement cost-saving measures and to benefit from price increases taken earlier in the year. Although fourth quarter volume growth of 6% was ahead of plans, deteriorating economic conditions and significant unfavourable currency fluctuations late in the year collectively contributed to comparable operating income in the fourth quarter declining by 30%, falling short of earlier expectations. Adverse currency movements reduced operating profit by approximately €30 million in the fourth quarter.

Volume grew 5% year on year, successfully cycling 13% growth in 2007. These figures reflect only a minor contribution from the Italian Coca-Cola bottling operations of Socib S.p.A., acquired in December 2008. Volume growth was achieved across all beverage categories and reporting segments in 2008, a notable achievement given the highly challenging trading environment resulting from global economic challenges. Furthermore, increased marketing spend and innovation, combined with commercial capability building and strong outlet execution, enabled Coca-Cola Hellenic to maintain or grow market share in most countries of operation in 2008.

An ongoing system focus on offering an expanded beverage range across all product categories contributed to 2008 volume growth in both the sparkling and the combined still and water beverage categories. Sparkling beverages grew 3% in 2008, with volume gains achieved for the Coke, Fanta and Sprite trademarks. The continued success of Coke Zero (now in 19 of our 28 markets) supported growth in trademark Coke of 4% and growth in the light sparkling category of 7%.

Volume in the combined still and water beverage category increased 7% in 2008 led by solid gains across the juice, water, sports drink and ready-to-drink tea subcategories. This was supported by successful innovation and strong market execution, which continues to underpin Hellenic’s ongoing strategic focus on driving increased penetration in fast-growing, high-value categories. For example, in 2008, the Company expanded the Nestea Vitao range of natural flavoured teas, to 14 countries, driving market share gains in the ready-to-drink tea category. In the first half of 2008, Coca-Cola Hellenic also entered into a three-party joint venture with illycaffè S.p.A. and The Coca-Cola Company, which will enable us to strengthen our position in the premium ready-to-drink coffee category. By the end of 2008, illy branded products had been introduced in 10 of our territories.

During 2008, Coca-Cola Hellenic placed approximately 100,000 additional coolers in customer outlets, thereby bringing the total number of cooler doors in the market place to approximately 1.7 million. This contributed to a 5% increase in volumes sold of our higher margin single-serve packages. Due to deteriorating economic conditions and unfavourable weather which reduced consumer discretionary spending during our key summer selling period, our sales in the higher profit immediate consumption channels were below our expectations.

While unprecedented economic turbulence is affecting our markets and impacting our operating performance and financial results, we continue to manage our business for long-term success by taking decisions that will drive sustainable profitable growth. In 2008, we made significant progress against each of our 4 key sustainability focus areas — the environment, the marketplace, the workplace and the community. This commitment to conducting our business in a socially responsible manner was recognised by our inclusion in the Dow Jones Sustainability World Index and the Dow Jones STOXX Sustainability Index during the year. Further details of our sustainability initiatives can be found in the Company’s latest Social Responsibility Report, a copy of which can be found at www.coca-colahellenic.com.

Operational Review by Reporting Segments

Established markets

	Full year	Full year
	ended	ended	%	Q4	Q4%
	2008	2007	change	2008	2007	Change
Volume (million unit cases)	692.1	678.6	2%	159.4	153.1	4%

Net sales revenue (€ million)	2,704.0	2,634.6	3%	615.6	579.7	6%

Operating profit (EBIT in € million)	79.6	291.8	-73%	(158.0)	40.3	n/a

Comparable operating profit (EBIT in € million)	256.5	291.8	-12%	18.9	40.3	-53%

•                  Unit case volume grew 2% in 2008, successfully cycling 6% growth in 2007. Unit case volume for the fourth quarter was 4% above the comparable period in the prior year. Volumes in both periods under review include a contribution of approximately 3 million unit cases from the southern Italian Coca-Cola bottling operations of Socib S.p.A., acquired in December 2008.

•                  Volumes in Greece grew 2% in 2008, successfully cycling 7% volume growth in 2007. This performance was largely driven by mid-single digit growth in the still and water categories. A slight volume decline in the fourth quarter in Greece reflected the impact of social unrest and deteriorating consumer confidence leading up to the key Christmas selling period.

•                  In 2008, Ireland achieved volumes that were in line with the prior year, despite weakening economic conditions that contributed to reduced consumer spending and a low single-digit volume decline in the fourth quarter. We expect the operating environment in Ireland to remain highly challenging as the economic slowdown further impedes consumer confidence and spending.

•                  Excluding the contribution of Socib S.p.A., volumes in Italy grew 3% for the full year and in the mid-single digits for the quarter, driven by solid growth of the Fonti del Vulture water brand and the successful launch of our Amita juice brand earlier in the year.

•                  Established markets contributed €257 million to the Group’s comparable EBIT for the full year (12% below the prior year) and €19 million for the fourth quarter (53% below the comparable prior year period). Profitability for the full year and fourth quarter was negatively impacted by higher commodity costs, negative channel and package mix as well as a significant devaluation of the British Pound against our reporting currency, the euro.

Developing markets

	Full year	Full year
	ended	ended	%	Q4	Q4%
	2008	2007	change	2008	2007	Change
Volume (million unit cases)	406.6	381.9	6%	96.4	87.2	11%

Net sales revenue (€ million)	1,348.4	1,186.0	14%	293.8	273.0	8%

Operating profit (EBIT in € million)	118.6	114.7	3%	15.7	13.7	15%

Comparable operating profit (EBIT in € million)	118.6	114.7	3%	15.7	13.7	15%

•                  Unit case volume grew 6% in 2008, cycling strong growth of 11% in 2007. Unit case volume for the fourth quarter was 11% above the comparable period in the prior year.

•                  The developing markets segment achieved volume growth across all beverage categories in 2008. In particular, sparkling beverages volume grew in the mid-single digits led by solid growth of the Coke and Sprite trademarks and still and water beverages combined volume grew in the high single digits, led by solid growth in the juice, ready-to-drink tea and sports drink categories.

•                  Poland, the largest country of operation in the developing markets segment, achieved a double-digit volume increase in both periods under review, led by solid growth in the sparkling, juice and ready-to-drink tea categories.

•                  Hungary achieved 4% volume growth in 2008, driven by the success of Coke Zero in the sparkling beverage category, as well as solid growth in the water and ready-to-drink tea categories. In the fourth quarter, Hungary achieved low double-digit growth following new product listings in key accounts that contributed to market share gains across most beverage categories. However, we expect trading conditions in this market to remain challenging, with global economic challenges adversely impacting consumer spending.

•                  Developing markets contributed €119 million to the Group’s comparable EBIT for the full year 2008 (3% above the prior year) and €16 million for the fourth quarter (15% above the comparable prior year period).

•                  The improvement in operating profit in 2008 reflects the benefit of higher volume and pricing and positive foreign exchange movements, partly offset by increased commodity costs and operating expenses. While overall currency fluctuations in the developing markets were positive for the full year, the fourth quarter results were negatively impacted by the devaluation of the Polish and Hungarian currencies.

Emerging markets

	Full year	Full year
	ended	ended	%	Q4	Q4%
	2008	2007	change	2008	2007	Change
Volume (million unit cases)	1,016.8	958.3	6%	236.3	224.7	5%

Net sales revenue (€ million)	2,928.3	2,641.3	11%	682.1	607.1	12%

Operating profit (EBIT in € million)	256.4	296.1	-13%	(2.6)	32.6	n/a

Comparable operating profit (EBIT in € million)	285.2	296.1	-4%	26.2	32.6	-20%

•                  Unit case volume grew 6% in 2008, successfully cycling strong growth of 16% in 2007. Unit case volume for the fourth quarter grew 5% above the comparable period in the prior year.

•                  The emerging markets segment achieved volume growth across all beverage categories in 2008. In particular, sparkling beverages volume grew in the mid-single digits, led by growth in premium brands, which was partly offset by a planned decline in our Fruktime value brand in Russia and Ukraine. Still and water beverages combined volume grew in the high single digits led by solid growth in the juice, water and ready-to-drink categories.

•                  Romania, Bulgaria, Serbia and Nigeria all achieved double-digit volume growth in both the full year and fourth quarter periods. Volumes in Ukraine grew 10% in the full year period, with volume growth in the fourth quarter moderating to the mid-single digits from deteriorating economic conditions.

•                  Volumes in Russia declined 2% in 2008, reflecting the impact of adverse weather conditions during the summer period and a more challenging economic environment. In the fourth quarter, volumes declined in the low double digits with consumer confidence and spending impacted by falling oil prices and devaluation of the Russian rouble. Despite the challenging operating environment in Russia, the Coca-Cola system’s ongoing focus on brand investment and strong outlet execution contributed to a sixth consecutive quarter of market share gains in the non-alcoholic ready-to-drink beverage category.

•                  Emerging markets contributed €285 million to the Group’s comparable EBIT for the full year 2008 (4% below the prior year) as increased volume and pricing were offset by both higher input and operating costs and adverse currency fluctuations in key markets. In the fourth quarter, the decline in operating profit in the emerging markets segment was driven by adverse currency impacts in Russia, Nigeria, Ukraine and Romania as well as higher commodity costs which more than offset the benefit of higher volume and pricing realisation.

Business Outlook

We recently completed our three-year business planning cycle which provides us with continued confidence in the strength of our business model and strategy for long-term growth. While current market conditions remain highly challenging, our balanced country exposure, diverse portfolio of premium brands and best-in-class market execution capabilities provide a strong platform for maintaining and growing our market shares across our territories. In addition, recent declines in oil prices and other commodities are expected to result in easing commodity cost pressures in 2009. We continue to maintain a strong balance sheet with suitable financial resources and cash flows to meet future funding requirements.

We expect the uncertain global economic conditions to result in a continued difficult consumer environment and challenging operating conditions in 2009. We are also experiencing high volatility in currency markets, while official economic growth forecasts for 2009 are being continuously revised. In the absence of reliable economic assumptions and currency forecasts, we believe that our past practice of providing annual earnings guidance would not be meaningful in the current environment.

We are implementing a number of initiatives as part of our Group-wide focus on driving improved cash flow generation over the 2009-2011 planning period. This includes cost reduction and efficiency initiatives that will support a leaner and more flexible organisation to better match our cost structure to the prevailing business environment. In addition, we will benefit from our well invested production and cooler infrastructure following investments over recent years in building capacity to support our earlier growth plans. As a result we expect cumulative net capital expenditure over the period 2009 to 2011 to be approximately €1.4 billion. We expect these initiatives, combined with specific actions to improve working capital, to contribute free cash flow (cash flow from operations less capital expenditure) of at least €1.2 billion over the next three years.

We expect that our strong cash flow generation will enable us to maintain our dividends within a payout ratio of 20-30% of comparable net income, with annual dividend per share increases. Furthermore, we remain confident that our diverse portfolio of countries and products continues to offer attractive long-term growth potential. This, together with a focused strategy for driving growth, is expected to support our goal of creating economic value for our shareholders.

Group Financial Review

	Full year
	2008 € million	2007 € million	% Change
Volume in unit cases (in millions)	2,115.5	2,018.8	+5%
Net sales revenue	6,980.7	6,461.9	+8%
Cost of goods sold	(4,169.6)	(3,807.3)	+10%
Gross profit	2,811.1	2,654.6	+6%
Total operating expenses	(2,356.5)	(1,952.0)	+21%
Comparable operating expenses*	(2,148.6)	(1,952.0)	+10%
Operating profit (EBIT)	454.6	702.6	-35%
Comparable operating profit (EBIT)*	660.3	702.6	-6%
EBITDA	1,039.0	1,066.6	-3%
Comparable EBITDA*	1,039.4	1,066.6	-3%
Net profit attributable to shareholders	227.6	472.3	-52%
Comparable net profit attributable to shareholders*	425.0	472.3	-10%
Basic earnings per share (in euro)	0.62	1.30	-52%
Comparable basic earnings per share (in euro)*	1.16	1.30	-11%

	Fourth quarter
	2008 € million	2007 € million	% Change
Volume in unit cases (in millions)	492.1	465.0	+6%
Net sales revenue	1,591.5	1,459.8	+9%
Cost of goods sold	(977.6)	(876.5)	+12%
Gross profit	613.9	583.3	+5%
Total operating expenses	(758.8)	(496.7)	+53%
Comparable operating expenses*	(550.9)	(496.7)	+11%
Operating profit (EBIT)	(144.9)	86.6	n/a
Comparable operating profit (EBIT)*	60.8	86.6	-30%
EBITDA	161.2	184.7	-13%
Comparable EBITDA*	161.6	184.7	-13%
Net profit attributable to shareholders	(194.8)	37.6	n/a
Comparable net profit attributable to shareholders*	2.6	37.6	-93%
Basic (loss)/earnings per share (in euro)	(0.53)	0.10	n/a
Comparable basic earnings per share (in euro)*	0.01	0.10	-90%

* Financial indicators on a comparable basis exclude the recognition of the non-cash impairment charge to intangible assets, non-recurring items and the results of Socib S.p.A.

Net sales revenue

Net sales revenue increased by 8% in the full year and by 9% in the fourth quarter, each versus the comparable prior year periods. On a currency neutral basis, net sales revenue per unit case for the Group increased by approximately 4% in the full year and by approximately 5% in the fourth quarter, each versus the comparable prior year periods. On a currency neutral basis, net sales revenue per unit case for the emerging, developing and established market segments increased in the full year by approximately 9%, 2% and 1% respectively.

Cost of goods sold

Cost of goods sold increased by 10% during the full year and by 12% during the fourth quarter of 2008, each versus the comparable prior year periods. Cost of goods sold per unit case increased by 5% during the full year of 2008 compared to the prior year, driven by increased pressure on the cost of raw materials, which the Company experienced throughout 2008.

Gross profit

Gross profit margins decreased from 41.1% in 2007 to 40.3% for the full year of 2008. Gross profit margins decreased from 40.0% in the fourth quarter of 2007 to 38.6% in the fourth quarter of 2008. On a unit case basis, however, gross profit increased by 1.1% for the full year 2008 and decreased by 0.5% for the fourth quarter of 2008, each versus the comparable prior year periods.

Operating expenses

Total comparable operating expenses increased by 10% for the full year of 2008 and 11% for the fourth quarter of 2008, each versus the comparable prior year periods. The increase in comparable operating expenses has been driven by continued higher warehousing costs and increased distribution expenses, resulting mainly from increased fuel prices experienced throughout the higher-volume months of the year.

Operating profit (EBIT)

Comparable operating profit decreased by 6% to €660 million for the full year of 2008 (versus €703 million for the prior year) and by 30% to €61 million for the fourth quarter of 2008 (versus €87 million for the comparable prior year period). Despite continued pricing initiatives and volume growth, raw material input costs and reduced operating leverage from lower than expected volume growth resulted in an operating margin decline of 141 basis points for the full year and 211 basis points for the fourth quarter of 2008 versus comparable prior year periods.

Tax

Coca-Cola Hellenic’s effective tax rate for the full year of 2008 on a comparable basis was approximately 20% versus 21% in the previous year. The effective tax rate for the Company varies quarterly based on the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit on a comparable basis decreased by 10% to €425 million for the full year 2008 from €472 million in the prior year, and by 93% to €3 million for the fourth quarter of 2008, from €38 million in the comparable prior year period.

Cash flow

Cash flow generated from operating activities increased by €17 million to €877 million in 2008 from €860 million during the prior year. Including the impact of net capital expenditure, operating cash inflows were €262 million during the full year of 2008, compared to €298 million in the prior year.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €615 million for the full year of 2008, compared to €562 million in 2007.

Other Items

Cost saving and efficiency program

In response to challenging economic conditions and as part of an ongoing effort to support the competitiveness and efficiency of our operations, we will continue to focus on implementing cost reduction and productivity initiatives in 2009.  These initiatives will support the future sustainable growth of our business by ensuring that we are optimally positioned both in the near term and for the eventual return of economic growth.

In the second half of 2008 we realised approximately €50 million of cost savings related primarily to discretionary operating expenses.  We will continue focusing on driving cost savings in operating expense areas and are targeting an additional financial benefit from such initiatives of approximately €100 million in 2009.

In addition, we are pursuing opportunities to capture efficiencies in a number of our operations. These initiatives include the outsourcing of technical and other support areas and the consolidation of our manufacturing and warehousing infrastructure.  As a result of programmes initiated in 2009 we expect to incur one-time pre-tax charges of approximately €30 million from these initiatives.  The cumulative benefit of these initiatives is expected be in the range of €15-20 million in the current year and approximately €25-30 million on an annualised basis.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 550 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the full year and fourth quarter of 2008 financial results on 17 February 2009 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2009 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

The annual report of Coca-Cola Hellenic on Form 20-F was filed with the U.S. Securities and Exchange Commission on June 30, 2008.  Coca-Cola Hellenic will make available to any interested shareholder, upon request, a hard copy of this annual report on Form 20-F entirely free of charge.

Condensed consolidated income statement (unaudited)

		Year Ended	Year Ended
		31 December 2008	31 December 2007
	Note	€ million	€ million

Net sales revenue	3	6,980.7	6,461.9
Cost of goods sold		(4,169.6)	(3,807.3)

Gross profit		2,811.1	2,654.6

Operating expenses		(2,151.7)	(1,952.0)
Impairment of intangible assets	4	(189.0)	—
Non-recurring items	5	(15.8)	—
Total operating expenses		(2,356.5)	(1,952.0)

Operating profit (EBIT)	3	454.6	702.6

Finance costs	6	(108.4)	(85.8)
Share of results of equity method investments		0.1	(1.6)

Profit before tax		346.3	615.2

Tax	7	(106.4)	(128.4)

Net profit for the period		239.9	486.8
Attributable to:
Minority interests		12.3	14.5
Shareholders of the Group		227.6	472.3
		239.9	486.8

Basic and diluted earnings per share (euro)	8	0.62	1.30

Volume (million unit cases)	3	2,115.5	2,018.8

EBITDA (€ million)	3	1,039.0	1,066.6

The notes on pages 17 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated income statement (unaudited)

		Three months to	Three months to
		31 December 2008	31 December 2007
	Note	€ million	€ million

Net sales revenue	3	1,591.5	1,459.8
Cost of goods sold		(977.6)	(876.5)

Gross profit		613.9	583.3

Operating expenses		(554.0)	(496.7)
Impairment of intangible assets	4	(189.0)	—
Non-recurring items	5	(15.8)	—
Total operating expenses		(758.8)	(496.7)

Operating (loss) / profit (EBIT)	3	(144.9)	86.6

Finance costs	6	(30.8)	(25.1)
Share of results of equity method investments		0.9	(1.6)

(Loss) / profit before tax		(174.8)	59.9

Tax	7	(19.6)	(18.6)

Net (loss) / profit for the period		(194.4)	41.3
Attributable to:
Minority interests		0.4	3.7
Shareholders of the Group		(194.8)	37.6
		(194.4)	41.3

Basic and diluted (loss) / earnings per share (euro)	8	(0.53)	0.10

Volume (million unit cases)	3	492.1	465.0

EBITDA (€ million)	3	161.2	184.7

The notes on pages 17 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated balance sheet (unaudited)

		As at	As at
		31 December 2008	31 December 2007
	Note	€ million	€ million
Assets

Intangible assets	9	1,918.0	1,913.0
Property, plant and equipment	9	2,994.2	2,857.8
Other non-current assets		228.2	111.7
Total non-current assets		5,140.4	4,882.5

Inventories		475.5	509.2
Trade and other receivables		1,181.3	1,045.6
Cash and cash equivalents	10	724.6	197.0
Total current assets		2,381.4	1,751.8

Total assets		7,521.8	6,634.3

Liabilities

Short-term borrowings	10	921.3	316.3
Other current liabilities		1,353.3	1,266.2
Total current liabilities		2,274.6	1,582.5

Long-term borrowings	10	1,893.3	1,582.4
Other non-current liabilities		423.1	417.1
Total non-current liabilities		2,316.4	1,999.5

Shareholders’ equity		2,840.7	2,956.8
Minority interests		90.1	95.5
Total equity		2,930.8	3,052.3

Total equity and liabilities		7,521.8	6,634.3

The notes on pages 17 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated cash flow statement (unaudited)

		Year Ended 31 December 2008	Year Ended 31 December 2007
	Note	€ million	€ million
Operating activities:
Operating profit		454.6	702.6
Depreciation of property, plant and equipment	9	365.4	354.0
Impairment of intangible assets	4	189.0	—
Non-recurring items	5	15.8	—
Amortisation and adjustments to intangible assets	9	4.9	4.2
Employee share options		9.3	5.8
		1,039.0	1,066.6

Gains on disposal of non-current assets		(12.3)	(3.9)
Decrease / (Increase) in inventories		0.7	(90.1)
Increase in trade and other receivables		(130.1)	(103.9)
Increase in trade payables and other liabilities		109.8	91.7
Tax paid		(129.8)	(100.6)
Cash flow generated from operating activities		877.3	859.8

Investing activities:
Payments for purchases of property, plant and equipment		(590.5)	(546.8)
Payments for purchases of intangible assets		(3.9)	(5.8)
Receipts from disposal of property, plant and equipment		42.7	27.3
Receipts from disposal of intangible assets		35.0	—
Net payments for investments		(35.3)	(3.5)
Net payments for acquisitions		(225.3)	(191.6)
Net cash used in investing activities		(777.3)	(720.4)

Financing activities:
Payment of expenses related to bonus shares issue		—	(0.6)
Proceeds from shares issued to employees exercising stock options		21.1	8.7
Net increase / (decrease) in borrowings		705.6	(33.9)
Principal repayments of finance lease obligations		(67.5)	(42.2)
Net interest paid		(116.8)	(88.0)
Dividends paid		(102.8)	(89.4)
Net cash generated from / (used in) financing activities		439.6	(245.4)

Increase / (decrease) in cash and cash equivalents		539.6	(106.0)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		197.0	305.5
Increase / (decrease) in cash and cash equivalents		539.6	(106.0)
Effect of changes in exchange rates		(12.0)	(2.5)
Cash and cash equivalents		724.6	197.0

The notes on pages 17 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for year	—	—	—		472.3	472.3	14.5	486.8
Valuation gains on available-for-sale investments taken to equity	—	—	—	4.1	—	4.1	—	4.1
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(42.4)	—	—	(42.4)	(0.4)	(42.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Comprehensive (loss) / income	—	—	(42.4)	2.6	472.3	432.5	14.1	446.6
Bonus shares	60.6	(61.2)	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	8.7	—	8.7
Share based compensation:
Options	—	—	—	5.8	—	5.8	—	5.8
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	12.4	(12.4)	—	—	—
Statutory minimum dividend	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	(77.5)	(77.5)	(12.4)	(89.9)

Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Net profit for the period	—	—	—	—	227.6	227.6	12.3	239.9
Valuation losses on available-for-sale investments taken to equity	—	—	—	(7.7)	—	(7.7)	—	(7.7)
Gains on disposal of available-for- sale investments transferred to profit and loss of the period	—	—	—	(4.8)	—	(4.8)	—	(4.8)
Cash flow hedges:
Gains taken to equity	—	—	—	14.4	—	14.4	—	14.4
Losses transferred to profit and loss for the period	—	—	—	1.3	—	1.3	—	1.3
Foreign currency translation	—	—	(285.9)	0.1	(0.2)	(286.0)	(5.5)	(291.5)
Tax on items taken directly to or transferred from equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Comprehensive (loss) / income	—	—	(285.9)	2.1	227.4	(56.4)	6.8	(49.6)
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	21.1	—	21.1
Share based compensation:
Options	—	—	—	9.4	—	9.4	—	9.4
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by minority interests in Croatia	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	37.3	(37.3)	—	—	—
Statutory minimum dividend	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	(49.1)	(49.1)	(12.0)	(61.1)
Balance as at 31 December 2008	182.7	1,665.0	(191.9)	366.9	818.0	2,840.7	90.1	2,930.8

The notes on pages 17 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2007 annual financial statements, which include a full description of the accounting policies of the Company.

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                          Exchange rates

For Coca-Cola Hellenic, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
US dollar	1.48	1.37	1.42	1.45
UK sterling	0.80	0.69	0.97	0.73
Polish zloty	3.55	3.78	4.20	3.61
Nigerian naira	176.81	172.50	200.84	171.46
Hungarian forint	252.60	251.46	265.98	254.23
Swiss franc	1.58	1.64	1.50	1.67
Russian rouble	36.69	35.06	41.37	35.93
Romanian leu	3.69	3.34	3.99	3.53
Ukrainian hryvnia	7.75	6.95	10.86	7.42

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:

Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Three Months Ended		Full Year Ended
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
Volume in unit cases (million)
Established countries	159.4	153.1	692.1	678.6
Developing countries	96.4	87.2	406.6	381.9
Emerging countries	236.3	224.7	1,016.8	958.3
	492.1	465.0	2,115.5	2,018.8
Net sales revenue (€ million)
Established countries	615.6	579.7	2,704.0	2,634.6
Developing countries	293.8	273.0	1,348.4	1,186.0
Emerging countries	682.1	607.1	2,928.3	2,641.3
	1,591.5	1,459.8	6,980.7	6,461.9
EBITDA (€ million)
Established countries	45.2	70.2	369.8	412.6
Developing countries	36.0	34.7	193.5	186.8
Emerging countries	80.0	79.8	475.7	467.2
	161.2	184.7	1,039.0	1,066.6
EBIT (€ million)
Established countries	(158.0)	40.3	79.6	291.8
Developing countries	15.7	13.7	118.6	114.7
Emerging countries	(2.6)	32.6	256.4	296.1
	(144.9)	86.6	454.6	702.6
Reconciling items (€ million)
Finance costs			(108.4)	(85.8)
Share of results of equity method investments			0.1	(1.6)
Taxation			(106.4)	(128.4)
Minority interests			(12.3)	(14.5)
Profit for the period attributable to shareholders of the Group			227.6	472.3

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.             Segmental analysis (continued)

	As at
	31 December 2008	31 December 2007
Total assets (€ million)
Established countries	3,390.0	3,099.1
Developing countries	1,081.0	1,097.4
Emerging countries	2,724.6	2,616.3
Corporate / intersegment receivables	326.2	(178.5)
	7,521.8	6,634.3

4.             Intangible assets impairment

The Company conducts a test for impairment in goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. This test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their fair values and consequently that those assets were impaired.  As a result, a non-cash impairment charge of €189.0 million was recognised in the fourth quarter, reducing the carrying amount of goodwill and indefinite-lived intangible assets. Of this charge, €176.0 million relates to the Company’s Irish operations and €13.0 million relates to the Fresh & Co. juice business in Serbia.

5.             Non-recurring items

On 19 December 2008 a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, was substantially damaged by fire. An impairment charge has been recorded on certain assets totalling €15.8 million, pending resolution with the insurers of the resulting claim.

6.             Finance costs

	Three Months Ended		Year Ended
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
	€ million	€ million	€ million	€ million
Interest expense	27.6	29.5	118.7	97.9
Net foreign exchange translation losses / (gains)	5.6	(0.6)	6.6	(0.4)
Interest income	(2.4)	(3.8)	(16.9)	(11.7)
Total finance costs (net)	30.8	25.1	108.4	85.8

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

7.             Tax

The effective tax rate for the Company differs from the 2008 Greek statutory rate of 25% as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-31%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

The effective tax rate is approximately 31% for the full year of 2008 (2007: 21%). This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

8.             Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2008 full year: 364,848,049; 2008 fourth quarter 365,402,097; 2007 full year: 363,135,006; 2007 fourth quarter: 363,233,322). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

9.             Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2008	2,857.8	1,913.0
Additions	760.5	4.4
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(1.2)
Arising on current year acquisition	54.2	239.1
Arising on prior year acquisitions	11.6	(8.5)
Assets held-for-sale	(11.0)	—
Disposals	(35.4)	(24.3)
Depreciation / amortization	(365.4)	(3.7)
Impairment	(9.8)	(189.0)
Foreign exchange differences	(268.3)	(11.8)
Closing net book value as at 31 December 2008	2,994.2	1,918.0

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

10.                               Net debt

	As at	As at
	31 December 2008	31 December 2007
	€ million	€ million
Long-term borrowings	1,893.3	1,582.4
Short-term borrowings	921.3	316.3
Cash and cash equivalents	(724.6)	(197.0)
Net debt	2,090.0	1,701.7

In the fourth quarter, the Company issued a 5-year €500.0 million bond under the €2.0 billion Euro Medium Term Note programme. The proceeds of this bond issue, shown under long-term borrowings, were partly used to pay for the acquisition of Socib S.p.A. and will be further used to repay a €350.0 million 3-year Euro-denominated bond which matures on 24 March 2009. This €350.0 million maturing bond is now included within short-term borrowings. The higher cash balance as per 31 December 2008 is also impacted by the temporary excess funds due to the bond proceeds.

11.                               Share capital

During 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €21.1 million.

After the above increases, the share capital amounts to €182.7 million and is divided into 365,402,097 shares with a nominal value of €0.50 each.

12.                               Dividends

The shareholders approved a dividend of €0.25 per share (totalling €91.3 million), for the year ended 31 December 2007, at the Annual General Meeting held on 23 June 2008. €42.2 million of the total dividend was accrued as of 31 December 2007, as a statutory minimum dividend in accordance with Greek corporate legislation. The remaining €49.1 million was recorded in shareholders’ equity in the second quarter of 2008 as an appropriation of retained earnings. Dividend payments commenced on 3 July 2008.

The statutory minimum dividend recognised for 2008 amounted to €40.9 million and is recorded as liability under ‘Other current liabilities’ in the consolidated balance sheet.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

13.                               Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection with this case to €8.9 million. The Company also incurred consulting fees and additional expenses of €0.4 million in connection to this case.  On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority, reducing the amount of the fine to €5.9 million. The reduction of the fine of €2.8 million was recognized in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

14.                               Recent acquisitions

On 11 December 2008, the Company completed the acquisition of 100% of Socib S.p.A. and related entities, together the second largest Coca-Cola franchise bottler in Italy.  The total consideration for the acquisition was €216.3 million (excluding acquisition costs) with the assumption of debt of an additional €39.3 million. The consideration is subject to certain post-closing adjustments. The effect on earnings in 2008 was a loss of €1.0 million, including restructuring charges of €1.3 million. At this stage, the acquisition has resulted in recording goodwill of €89.1 million and a franchise agreement of €150.0 million. The fair values of assets acquired and liabilities assumed are preliminary and pending finalisation.

15.                               Employee numbers

The average number of full-time equivalent employees in the full year of 2008 was 47,641 (2007: 45,500).

Volume by country for 2008, 2007 and 2006

Million unit cases	2008	2007	% change 2008 vs 2007	2006	% change 2007 vs 2006

Established Markets
Austria	82.7	86.6	- 5%	85.2	+ 2%
Cyprus	17.3	15.5	+ 12%	11.9	+ 30%
Greece	163.4	159.8	+ 2%	149.4	+ 7%
Italy	268.4	257.4	+ 4%	214.2	+ 20%
Republic of Ireland and Northern Ireland	79.8	80.1	0%	77.9	+ 3%
Switzerland	80.5	79.2	+ 2%	75.9	+ 4%
Total	692.1	678.6	+ 2%	614.5	+ 10%

Developing Markets
Baltics	27.6	27.7	0%	24.1	+ 15%
Croatia	30.0	29.2	+ 3%	26.6	+ 10%
Czech Republic	56.7	58.4	- 3%	52.2	+ 12%
Hungary	91.8	88.4	+ 4%	84.9	+ 4%
Poland	171.4	151.9	+ 13%	133.1	+ 14%
Slovakia	22.4	20.5	+ 9%	18.9	+ 8%
Slovenia	6.7	5.8	+ 16%	5.0	+ 16%
Total	406.6	381.9	+ 6%	344.8	+ 11%

Emerging Markets
Armenia	6.5	5.2	+ 25%	4.7	+ 11%
Belarus	20.7	18.3	+ 13%	15.9	+ 15%
Bosnia and Herzegovina	16.6	15.0	+ 11%	13.9	+ 8%
Bulgaria	71.4	62.6	+ 14%	51.3	+ 22%
FYROM	9.3	11.7	- 21%	10.4	+ 13%
Moldova	5.9	6.5	- 9%	2.3	>100%
Nigeria	165.9	149.8	+ 11%	142.2	+ 5%
Romania	198.0	178.9	+ 11%	145.6	+ 23%
Russia	346.2	351.7	- 2%	314.9	+ 12%
Serbia and Montenegro	75.5	67.0	+ 13%	53.5	+ 25%
Ukraine	100.8	91.6	+ 10%	74.0	+ 24%
Total	1,016.8	958.3	+ 6%	828.7	+ 16%

Total Coca-Cola Hellenic	2,115.5	2,018.8	+ 5%	1,788.0	+ 13%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title:	General Counsel & Company Secretary

Date: February 17, 2009